EXHIBIT 99.15

Certificate of Incorporation and Articles of Incorporation dated January 5, 1996, Certificates of Amendment dated March 4, 1999 and related Articles of Amendment, and Certificate of Amendment dated September 16, 2004 and related Articles of Amendment

Industry Canada	Industrie Canada

Certificate of Incorporation	Certificat de constitution
Canada Business Corporations Act	Loi canadienne sur les societes par actions

AnorMED Inc.	321692-6

Name of corporation - Denomination de la societe	Corporation Number - Numero de la societe

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the Canada Business Corporations Act.	Je certifie que la societe susmentionnee, dont les statuts constitutifs sont joints, a ete constituee en societe en vertu de la Loi canadienne sur les societes par actions.

/ s / Mary Walsh

January 5, 1996/le 5 janvier 1996
Director - Directeur	Date of Incorporation - Date de constitution

Canada

Industry Canada Canada Business Corporations Act	Industrie Canada Loi regissant les societes par actions de regime federal	FORM 1 ARTICLES OF INCORPORATION (SECTION 6)	FORMULE 1 STATUS CONSTITUTIFS (ARTICLE 6)
1 - Name of the corporation	Denomination de la societe
AnorMED Inc.
2 - The place in Canada where the registered office is situated	Lieu au Canada ou est situe le siege social
Greater Vancouver Regional District, Province of British Columbia
3 - The classes and any maximum number of shares that the corporation is authorized to issue	Categories et tout nombre maximal d'actions que la societe est autorisee A emettre unlimited number of Common shares
4 - Restrictions, if any, on share transfers	Restrictions sur le transfert des actions, s'il y a lieu
n/a
5 - Number (or minimum and maximum number) of directors	Nombre (ou nombre minimal et maximal) d'administrateurs
minimum of 1 and maximum of 10
6 - Restrictions, if any, on the business the corporation may carry on	Limites imposees A l'activite commerciale de la societe, s'il y a lieu
n/a
7 - Other provisions, if any	Autres dispositions, s'il y a lieu
n/a

8 - Incorporators - Fondateurs
Name(s) - Nom(s)	Address (include postal code) Adresse (inclure le code postal)	Signature
Douglas R. Johnson	2065 West 48th Avenue, Vancouver, BC V6M 2P4	/ s / Douglas R. Johnson

FOR DEPARTMENTAL USE ONLY - A L'USAGE DU MINISTERE SEULEMENT Corporation No. - No de la societe 321692-6	Filed - Depose JAN - 5 1996

Industry Canada	Industrie Canada
Certificate of Amendment		Certificat de modification
Canada Business Corporations Act		Loi canadienne sur les societes par actions

AnorMED Inc.		321692-6

Name of corporation - Denomination de la societe		Corporation Number - Numero de la societe

I hereby certify that the articles of the above-named corporation were amended:		Je certifie que les statuts de la societe susmentionnee ont ete modifies:

a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	[ ]	a) en vertu de l'article 13 de la Loi canadienne sur les societes par actions, conformement A l'avis ci-joint;

b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	[ ]	b) en vertu de l'article 27 de la Loi canadienne sur les societes par actions, tel qu'il est indique dans les clauses modificatrices ci-jointes designant une serie d'actions;

c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	[X]	c) en vertu de l'article 179 de la Loi canadienne sur les societes par actions, tel qu'il est indique dans les clauses modificatrices ci-jointes;

d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	[ ]	d) en vertu de l'article 191 de la Loi canadienne sur les societes par actions, tel qu'il est indique dans les clauses de reorganisation ci-jointes;

/ s / Richard Shaw
March 4, 1999/ le 4 mars 1999
Director - Directeur	Date of Amendment - Date de modification

Canada

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadieene sur les societe par actions	FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 177)	FORMULE 4 CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)
1 - Name of corporation - Denomination de la societe	2 - Corporation No. - No de la societe
AnorMED Inc.	321692-6
3 - The Articles of the above-named corporation are amended as follows:	Les statuts de la societe mentionnee ci-dessus sont modifies de la facon suivante:
Article 3 is deleted and replaced with the attached Schedule 1. Article 5 is amended to read: "a minimum of 3 and a maximum of 18".
Date March 3, 1999	Signature	Title - Titre
/ s / Michael Abrams	Director
FOR DEPARTMENTAL USE ONLY - A L'USAGE DU MINISTERE SEULEMENT Filed - Deposes MAR 17 1999

SCHEDULE 1
to the Articles of Amendment of
AnorMED Inc.

The Corporation is authorized to issue an unlimited number of Common shares and an unlimited number of Preferred shares which shall have attached to them the following special rights and restrictions, namely:

PART 1

 SPECIAL RIGHTS AND RESTRICTIONS
ATTACHED TO THE COMMON SHARES

The Common shares shall have attached to them the following special rights and restrictions:

1.1

Voting

The holders of the Common shares are entitled to one vote per share in person or by proxy at all meetings of shareholders except meetings at which only holders of a specified class of shares are entitled to vote.

1.2

Participation on Winding Up

In the event of the dissolution, liquidation or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common shares shall, subject to the prior rights of the holders of the Preferred shares or any other shares ranking in priority to the Common shares, be entitled to receive the remaining property and assets of the Corporation.

PART 2

SPECIAL RIGHTS AND RESTRICTIONS
ATTACHED TO THE PREFERRED SHARES

The Preferred shares shall have attached to them, as a class, the following special rights and restrictions:

2.1

Directors' Right to Issue in One or More Series

Preferred shares may, at any time and from time to time, be issued in one or more series. The directors may from time to time by resolution passed before the issue of any Preferred shares of a particular series, file articles of amendment in the prescribed form with the Director and, subject to the issuance of a certificate of amendment in respect thereof, the directors may, from time to time, fix the number of Preferred shares in that series, determine the designation of the Preferred shares of that series and create, define and attach special rights and restrictions to the Preferred

COMM/ANO47560//407128_1.W51

shares of that series, including but without in any way limiting or restricting the generality of the foregoing:

(a)

the rate, amount or method of calculation of dividends and whether they are cumulative, partly cumulative or non-cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future;

(b)

the date, place, manner and currency of payments of dividends, and that date or dates from which they accrue or become payable;

(c)

any rights of redemption, retraction or purchase, the redemption, retraction or purchase prices and the terms and conditions of redemption, retraction or purchase, with or without provision for purchase or similar funds;

(d)

any voting rights;

(e)

any conversion, exchange or reclassification rights;

(f)

any rights to receive the remaining property of the Corporation upon liquidation, dissolution or winding up and the amount and preference of any such rights; and

(g)

any other terms not inconsistent with these provisions;

subject to the special rights and restrictions attached to the Preferred shares as a class herein.

3.1

Ranking of Preferred Shares

The Preferred shares shall be entitled to preference over the Common shares and any other class or classes of shares ranking junior to the Preferred shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its members for the purpose of winding up its affairs, and the Preferred shares of each series may be given such other preferences not inconsistent herewith over the other classes of shares as may be determined in the case of each series authorized to be issued.

4.1

Voting

Except as otherwise provided with respect to any particular series of Preferred shares in the special rights and restrictions applicable to such series, and except as otherwise required by law, the registered holders of the Preferred shares shall be entitled as a class to receive notice of and to attend and to vote at any meeting of the members of the Corporation.

Industry Canada	Industrie Canada
Certificate of Amendment		Certificat de modification
Canada Business Corporations Act		Loi canadienne sur les societes par actions

AnorMED Inc.		321692-6

Name of corporation - Denomination de la societe		Corporation Number - Numero de la societe

I hereby certify that the articles of the above-named corporation were amended:		Je certifie que les statuts de la societe susmentionnee ont ete modifies:

a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	[ ]	a) en vertu de l'article 13 de la Loi canadienne sur les societes par actions, conformement A l'avis ci-joint;

b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	[ ]	b) en vertu de l'article 27 de la Loi canadienne sur les societes par actions, tel qu'il est indique dans les clauses modificatrices ci-jointes designant une serie d'actions;

c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	[ X ]	c) en vertu de l'article 179 de la Loi canadienne sur les societes par actions, tel qu'il est indique dans les clauses modificatrices ci-jointes;

d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	[ ]	d) en vertu de l'article 191 de la Loi canadienne sur les societes par actions, tel qu'il est indique dans les clauses de reorganisation ci-jointes;

/ s / Richard Shaw
September 16, 2004/ le 16 septembre 2004
Director - Directeur	Date of Amendment - Date de modification

Canada

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadieene sur les societe par actions	FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 177)	FORMULAIRE 4 CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)
1 - Name of the corporation - Denomination sociale de la societe		2 - Corporation No. - No de la societe
AnorMED Inc.		321692-6
3 - The articles of the above-named corporation are amended as follows:		Les statuts de la societe mentionnee ci-dessus sont modifies de la facon suivante:
Article 7 of the Articles of Incorporation is deleted and replaced with the attached Schedule A.
Signature / s / W.J. Adams	Printed Name - Nom en letters moulees	4 - Capacity of - En qualite de	5 - Tel. No. = No de tel.
	W.J. (Bill) Adams	Secretary	604 530 1057
FOR DEPARTMENTAL USE ONLY - A L'USAGE DU MINISTERE SEULEMENT
Sep. 22 2004
IC 3069 (2003/06)

SCHEDULE A

to the Articles of Amendment
of
ANORMED INC.

1.

The Directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.